Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Filed by: The Thomson Corporation

Subject Company: Reuters Group PLC

Exchange Act File Number of Subject Company: 333-08354

Note: The news release below was issued jointly by The Thomson Corporation and Reuters Group PLC on October 8, 2007. The filing of this news release under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

Explanatory note: This information is being refiled to include a reference in the legal header above that The Thomson Corporation is the filing company. This reference was unintentionally omitted from the filing made earlier today by The Thomson Corporation under Rule 425. No new information is included in this filing, and this filing supersedes the previous filing made earlier today by The Thomson Corporation under Rule 425.

THOMSON AND REUTERS PROVIDE REGULATORY UPDATE

EC confirms that its regulatory review will proceed to Phase 2

Timing agreement signed with the U.S. Department of Justice

Technical amendment signed to reflect U.S. regulatory review process

STAMFORD, Conn., LONDON, October 8, 2007 — The Thomson Corporation (NYSE: TOC; TSX: TOC), and Reuters (LSE: RTR, NASDAQ: RTRSY) today provided an update on the ongoing European and U.S. regulatory processes related to Thomson’s proposed acquisition of Reuters.

The European Commission (EC) has informed the two companies that it will proceed to a Phase 2 review of the proposed transaction to give it more time to examine the transaction and its impact on the competitive environment.  Competitive conditions in the industry where Thomson Financial and Reuters operate are complex and constantly evolving.  Both companies will continue to work with the EC to help narrow and resolve the issues which the EC has indicated require further review.  The companies currently anticipate that the Phase 2 review will be completed during the first quarter of 2008.

In the U.S., the two companies have signed a timing agreement with the Department of Justice related to its regulatory review. Under the timing agreement, the Department of Justice will provide Thomson and Reuters with a decision by January 15, 2008.

Thomson and Reuters also announced that they have agreed to a technical amendment related to the U.S. regulatory pre-condition described in their announcement of May 15, 2007.  The purpose of the amendment is to reflect the actual review procedure being conducted by the Department of Justice and the companies’ original intent in drafting the U.S. regulatory pre-condition.  For technical reasons related to the dual listed company (DLC) structure contemplated for Thomson-Reuters, the transaction is not subject to the filing and waiting period requirements of the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 as had been contemplated and reflected in the original wording of the U.S. regulatory pre-condition. As previously announced, the Department of Justice has been conducting a review of the transaction similar to a Hart-Scott-Rodino review, as is common for a transaction of this size.

Commenting on these regulatory developments, Tom Glocer, currently CEO of Reuters and CEO designate of Thomson-Reuters said, “Today’s developments bring clarity and transparency to the regulatory timetables on both sides of the Atlantic.  Our discussions with both sets of regulators have been constructive and have developed in line with our expectations. Thomson and Reuters remain committed to working with them through to the end of their investigations.  Customer feedback to the proposed transaction has been overwhelmingly positive, and we are hopeful that we can work with the regulators to expedite the process and complete the transaction in or around the first quarter of 2008.”

Richard J. Harrington, President and CEO of The Thomson Corporation, added, “We continue to believe a combined Thomson-Reuters will enhance competition as well as customer value.”

The text of the revised pre-condition related to the U.S. regulatory review is attached to this news release.

About The Thomson Corporation:

The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers.  With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare.  The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

About Reuters:

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,500 staff in 94 countries, including 2,400 editorial staff in 196 bureaux serving 131 countries. In 2006, Reuters revenues were £2.6 billion.

The directors of Thomson and Reuters accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Thomson and Reuters (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of Thomson or of Reuters, all ‘dealings’ in any ‘relevant securities’ of that company (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Transaction becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release includes forward-looking statements, such as Thomson’s and Reuters beliefs and expectations regarding the regulatory review processes for their proposed transaction. These statements are based on certain assumptions and reflect Thomson’s and Reuters current expectations. Forward-looking statements also include statements about Thomson’s and Reuters beliefs and expectations related to the potential timing of the regulatory review processes and the closing of the transaction. There can be no assurance that the regulatory review processes and closing of the transaction will be completed during the time periods specified in this news release, or that the proposed transaction will be consummated. The closing of the proposed transaction is subject to various regulatory approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met. All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include, without limitation, the effect of regulatory conditions, if any, imposed by regulatory authorities and the reaction of Thomson’s and Reuters customers, suppliers, competitors and others to the proposed transaction. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s and Reuters respective materials filed with the securities regulatory authorities in Canada, the United Kingdom and the United States (as the case may be) from time to time including The Thomson Corporation’s 2006 Annual Report on Form 40-F and Reuters Group PLC’s 2006 Annual Report on Form 20-F, each of which has been filed with the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson or Reuters speak only as of the date they are made. Thomson and Reuters each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at 1-800-732-0330.

Contacts:
Reuters:	The Thomson Corporation:
Investor Relations enquiries	Investor Relations enquiries
Miriam McKay	Frank J. Golden
Global Head of Investor Relations, Reuters	Vice President, Investor Relations
+44 (0) 207 542 7057	+1 (203) 539 8470
+44 (0) 7990 567057	frank.golden@thomson.com
Miriam.mckay@reuters.com
US Media enquiries
UK Media enquiries	Fred Hawrysh
Victoria Brough	Global Director, External Communications
Global Head of Financial PR	+1 (203) 539 8314
+44 (0) 207 542 8763	fred.hawrysh@thomson.com
victoria.brough@reuters.com
UK Media enquiries
US Media enquiries	Will Tanner
Frank DeMaria	will.tanner@finsbury.com
SVP, Corporate Communications, Americas	Edward Simpkins
+1 646 223 5507	Edward.simpkins@finsbury.com
frank.demaria@reuters.com	Finsbury
+44 (0) 207 251 3801

U.S. REGULATORY PRE-CONDITION

The Transaction and the posting of the Reuters Circular and Thomson Circular, will take place only if, amongst other conditions, the following Regulatory Pre-condition is satisfied or waived:

(b)           either:

(i)            all applicable filings having been made and all or any applicable waiting periods (including any extensions thereof) under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate, in each case in respect of the proposed combination of Reuters with Thomson and neither of the parties being subject to any order or injunction of a court of competent jurisdiction in the United States that prohibits consummation of the Transaction as a result of action brought by the US Federal Trade Commission or US Department of Justice; or

(ii)           if no such filings are required, then the US Federal Trade Commission or US Department of Justice having concluded its investigation and review of the proposed combination and notified the parties of its determination, either:

(1)            not to seek to prohibit consummation of the Transaction; or

(2)            to seek to prohibit consummation of the Transaction; and, as at or on any date after the date 30 days after notification of such decision:

(A)          there not continuing to be any action, proceeding or suit outstanding for; and

(B)           neither of the parties being subject to,

any order or injunction of a court of competent jurisdiction in the United States that prohibits consummation of the Transaction as a result of action brought by the US Federal Trade Commission or US Department of Justice.

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